General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

July 3, 2008

VIA EDGAR

Ms. Amy Geddes
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C.  20549-3561

Re:    General Maritime Corporation
      File No. 001-16531
      Form 10-K for the year ended December 31, 2007

Dear Ms. Geddes:

Reference is made to a letter dated June 20, 2008 (the “Comment Letter”) to Mr. Jeffrey D. Pribor, Executive Vice President and Chief Financial Officer of General Maritime Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended December 31, 2007, filed by the Company.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis

Dividend Policy, page 39

1.
We note you paid a total of $17.12 per share in dividends during the year ended December 31, 2007. Since the covenants of your amended credit facility only allows for annual dividends of $2.00 per share and a special dividend of $15 per share to be paid by December 31, 2007, it may appear to some readers of your financial statements that you exceeded the amount of allowed dividends for 2007.  However, we note that your total 2007 dividends of $17.12 included a $0.62 per share dividend with respect to the fourth quarter of 2006 that was paid during March of 2007.  Therefore, in order to avoid any potential confusion, we suggest you revise the summary of dividends presented on page 39 to (i) show the per share amount of each quarterly dividend, (ii) show the special, one-time dividend of $15.00 per share as a separate line item, and (iii) show the total amount of dividends declared and paid during each year, which amounts should agree with the amounts shown in your Selected Consolidated Financial and Other Data on page 29.

Company’s Response

The Company will prospectively, beginning with its June 30, 2008 filing on Form 10-Q, revise its tabular disclosure to include dividends declared per share.  In addition, a subtotal will be presented for each period that reconciles to the Selected Consolidated Financial and Other Data table.  Had the Company made these revisions in its 2007 Form 10-K filing, the table would have appeared as follows:

Quarter ended	Paid date	Per share amount		Amount
				(million)
March 31, 2005	June 13, 2005	$1.77		$68.4
June 30, 2005	September 7, 2005	$0.84		$32.5
September 30, 2005	December 13, 2005	$0.25		$9.5
	dividends declared and paid-2005	$2.86

December 31, 2005	March 17, 2006	$2.00		$68.0
March 31, 2006	June 5, 2006	$1.43		$47.7
June 30, 2006	September 8, 2006	$0.66		$21.7
September 30, 2006	December 14, 2006	$0.71		$23.0
	dividends declared and paid-2006	$4.80

December 31, 2006	March 23, 2007	$0.62		$20.3
December 31, 2006	March 23, 2007	$15.00	(1)	$486.5
March 31, 2007	May 31, 2007	$0.50		$16.4
June 30, 2007	August 31, 2007	$0.50		$16.4
September 30, 2007	November 30,	$0.50		$15.9
	dividends declared and paid-2007	$17.12

(1) Denotes a special dividend.

2005 Credit Facility, page 40

2.
We note that, in connection with the February 16, 2007 amendment to your credit facility, you agreed to a new covenant whereby you will not permit your net debt to EBITDA ratio to be greater that 5.5 to 1 on the last day of any fiscal quarter.  However, it is unclear whether or not the EBITDA used in calculating this limitation of your permitted borrowings is the same EBITDA that you present in your Selected Consolidated Financial and Other Data on page 29.  Please tell us whether or not EBITDA is used consistently throughout your filing and, if not, consider adding disclosure to clearly explain and recognize any differences.

Company’s Response

The February 16, 2007 amendment to the Company’s $900 million credit agreement defines consolidated EBIDTA as:

 “Consolidated EBITDA” shall mean, for any period, Consolidated EBIT, adjusted by adding thereto the amount of (i) all amortization of intangibles and depreciation and (ii) non-cash management incentive compensation, in each case that were deducted in arriving at Consolidated EBIT for such period.

“Consolidated EBIT” shall mean, for any period, the Consolidated Net Income for such period, before interest expense and provision for taxes based on income and without giving effect to any extraordinary gains or losses or gains or losses from sales of assets other than inventory sold in the ordinary course of business.

This number differs from the Company’s calculation of EBITDA disclosed and reconciled in its Selected Consolidated Financial and Other Data table as net income plus net interest expense plus depreciation and amortization.  EBITDA, as defined in the credit agreement, also adjusts net income for gains and losses on asset sales and non-cash management incentive compensation (which consists of restricted stock amortization).

The Company intends to revise its disclosure prospectively, beginning with its June 30, 2008 filing on Form 10-Q, by adding the parenthetical underlined language as follows:

In addition, the Company agreed to a new covenant whereby we will not permit our net debt to EBITDA (as defined in the amended Credit Agreement as net income before net interest expense, depreciation and amortization, non-cash management incentive compensation, and gains and losses from sales of assets other than inventory sold in the ordinary course of business; this definition differs from the one used by management as set forth in ITEM 6) ratio to be greater than 5.5:1.00 on the last day of any fiscal quarter at any time from April 1, 2007.

3.
You state here and in Note 9 to your financial statements that you are in compliance, in all material respects, with all of the financial covenants of your amended credit facility. Please explain to us why you qualified your disclosure regarding compliance with a reference to materiality.  In this regard, we note you made no such qualification in your 2006 Form 10-K.

Company’s Response

The Company believes it is in compliance with all of its financial covenants under its amended credit facility.  As such, the Company will not qualify this statement with the clause “in all material respects” in future filings beginning with its June 30, 2008 filing on Form 10-Q.

4.
In the last sentence of the last paragraph on page 40, there appears to be a typographical error.  Based on the amount your outstanding borrowings and letters of credit at December 31, 2007, it appears you were permitted to borrow an additional $327.5 million under your credit facility at that date.  However, in this regard, it is unclear whether or not this entire amount may be borrowed in light of the new covenant that restricts your net debt to EBITDA ratio to be no greater that 5.5 to 1 on the last day of any fiscal quarter.  Based on your 2007 EBITDA of approximately $117.3 million, as shown on page 29, you would only be able to incur total borrowings of 5.5 times such amount, or approximately $645 million, which would only allow for $80 million of additional borrowings (excluding the effect of letters of credit and unrestricted cash balances) at December 31, 2007.  Please revise, as appropriate, to clearly disclose the amount available for borrowings under your credit facility and discuss the adequacy of such amount to support your operations and fund any planned vessel acquisitions, capital improvements and drydocking expenditures.

Company’s Response

The Company has corrected this typographical error in its filings subsequent to the December 31, 2007 Form 10-K.  For the year ended December 31, 2007, the Company had EBITDA (as defined in the Company’s amended credit agreement which is described in Comment #2, above) of approximately $128.3 million.  The maximum net debt the Company is permitted to have outstanding as of that date was approximately $705.9 million.  As of December 31, 2007, the Company had cash of $44.5 million.  Because net debt is total outstanding indebtedness minus cash, the Company was permitted, under the credit agreement, to have as much as $750.4 million in outstanding borrowings, which was sufficient to meet the Company’s cash flow needs at the time the 10-K was filed.

Prospectively, beginning with the filing of the Company’s June 30, 2008 Form 10-Q, the Company will disclose the maximum amount available to be borrowed which gives effect to this financial covenant and will discuss the adequacy of such amount to support our operations and fund any planned vessel acquisitions, capital improvements and drydocking expenditures.

Tabular Disclosure of Contractual Obligations and Commercial Commitments, page 44

5.
We note the disclosure on page 41 that none of the $565 million outstanding under your credit facility is due until 2012.  However, in the table on page 44, amounts are shown in the years 2008 to 2011, which amounts appear to be estimated interest payments on your credit facility.  In order to support the disclosure on page 41, we suggest you show estimated interest payments as a separate line item in the table on page 44.

Company’s Response

The Company will prospectively, beginning with its June 30, 2008 filing on Form 10-Q, revise its Tabular Disclosure of Contractual Obligations and Commercial Commitments to show estimated interest payments on a separate line from the mandatory repayments of outstanding balances under its credit facility.

As requested by the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our reports. Please feel free to contact the undersigned for any additional information.

Sincerely yours,

/s/ Jeffrey D. Pribor
Jeffrey D. Pribor
Chief Financial Officer